U. S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                                                           SEC FILE NUMBER
                                                               0-22638

                                                             CUSIP NUMBER
                                                              761273 101

(Check One):

[X] FORM  10-K and  Form  10-KSB        [ ] Form  11-K
[ ] Form  10-Q and Form 10-QSB          [ ] FORM N-SAR

For Period Ended:...........................................       JUNE 30, 1998
         [] Transition  Report  on Form 10-K
         [] Transition  Report on Form 20-F
         [] Transition  Report  on Form 11-K
         [] Transition  Report on Form 10-Q
         [] Transition Report on Form N-SAR

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type. Nothing in this form shall be constructed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:...Not Applicable.................

PART 1-Registrant Information

   Full Name of Registrant:   RETAIL ENTERTAINMENT GROUP, INC.
   Former Name if Applicable:  STARLOG FRANCHISE CORPORATION

   Address of Principal Executive Office (Street and Number):
   945 Brighton Street

   City, State and Zip Code
   Union, NJ 07083


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Part II-Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) [23,047], the following should be completed. (Check box if appropriate).

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      (b) The subject annual report, semi-annual report, transaction report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the described due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date.

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c)
has been attached if applicable.     -- Not Applicable

Part III-Narrative

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q, and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

      Accounting issues relating to the reorganization of the business and closing of most of the Registrant's "Starlog" stores delayed the completion of the Audit and circulation of the report to employees and officer whose input was necessary to finalize the report.

Part IV-Other Information

(1) Name and telephone number of person to contact in regard to this notification

Jack Fitzgerald     (908)              964-1117
--------------------------------------------------------------------------------
   (Name)        (Area Code)      (Telephone Number)

      (2) have all other periodic reports required under section 13 or 15(d) of the Securities Exchange of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for a shorter period that the registrant was required to file such report(s) been filed? If the answer is no, specify report(s).

                                        [X] Yes           [ ] No


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      (3) Is it anticipated that any significant change in result of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                        [X] Yes          [  ] No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      The Company completed the reorganization of its business and closing of most of the Registrant's "Starlog" stores as described above and in the Company's Form 10-Q for the 3rd Quarter ended March 28, 1998. In connection therewith, incurred some extraordinary charges as set forth in such 10-Q and the Forms 10-Q for the proceeding quarters. As a result of such reorganization the Audit of the Company's financial results is not complete.

      Retail Entertainment Group, Inc.
      (Name of registrant as specified in charter)

      has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date September 24,1998:___JackFitzgerald___________________________________

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


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